6-K 1 form6k204.htm

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended December 1, 2004

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT  1.

Press Release, December 1, 2004 – English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

December 1, 2004

Trading Symbol: TSXV: VVV

Vannessa Announces $2.0 million Private Placement

Calgary – December 1, 2004; Vannessa Ventures Ltd. (“the Company”) announces the Company has negotiated a non-brokered private placement of 6,250,000 Units of the Company at a price of $0.32 per Unit.  Each Unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.40 per share for a period of 24 months.

Proceeds from the private placement will be used for exploration and development work in Guyana and in Costa Rica and for general working capital.

This private placement is subject to acceptance by the securities regulatory authorities.

“John Morgan”

John Morgan, President

VANNESSA VENTURES LTD.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”